UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Hanger Orthopedic Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

41043F208

(CUSIP Number)

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

310.557.2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 41043F208

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,046,980 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,046,980 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,046,980 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41043F208

1.	Names of Reporting Persons. ACOF Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,046,980 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,046,980 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,046,980 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41043F208

1.	Names of Reporting Persons. ACOF Operating Manager, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,046,980 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,046,980 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,046,980 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 41043F208

1.	Names of Reporting Persons. Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,046,980 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,046,980 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,046,980 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 41043F208

1.	Names of Reporting Persons. Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,046,980 (See Item 5(c))

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,046,980 (See Item 5(c))

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,046,980 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2% (See Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 41043F208

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the Schedule 13D originally filed on June 6, 2006 (as amended on September 24, 2008 and September 26, 2008 the “Schedule 13D”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Hanger Orthopedic Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 10910 Domain Drive, Suite 300, Austin, TX 78758.

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned to them in the Schedule 13D.  The Schedule 13D is hereby amended and supplemented by this Amendment No. 3 as follows:

Item 2.	Identity and Background

Item 2(c) of the Schedule 13D is deleted in its entirety and replaced with the following:

(c) The principal business of ACOF is investing in securities. Ares Management, ACOF Management and ACOF Operating are principally engaged in the business of investment management. The general partner of ACOF is ACOF Management, and the general partner of ACOF Management is ACOF Operating. ACOF Operating is indirectly controlled by Ares Management, which, in turn, is indirectly controlled by APMC. APMC is managed by an executive committee comprised of Messrs. Michael Arougheti, David Kaplan, Gregory Margolies, Antony Ressler and Bennett Rosenthal.  Each of the members of the executive committee, the Ares Entities (other than ACOF, with respect to the securities held by ACOF) and the partners, members and managers of the Ares Entities, disclaims beneficial ownership of these securities, except to the extent of such person’s pecuniary interest therein; and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purposes. The address of each Ares Entity is 2000 Avenue of the Stars, 12th Floor, Los Angeles, CA 90067.

Item 4.	Purpose of Transaction

The following shall be added to Item 4 of the Schedule 13D:

On December 10, 2010, ACOF entered into a firm commitment underwriting agreement, subject to customary closing conditions, with Barclays Capital Inc. (“Barclays”) for the sale of 2,000,000 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is deleted in its entirety and replaced with the following:

(a)   See items 11 and 13 of the cover pages to, and Item 2 of, this Amendment No. 3 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)   See items 7 through 10 of the cover pages to, and Item 2 of, this Amendment No. 3 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)   Not applicable.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The following shall be added to Item 6 of the Schedule 13D: The response to Item 4 of the Amendment No. 3 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits
Exhibit 7 Underwriting Agreement, dated December 10, 2010, by and among the Issuer, ACOF and Barclays.

CUSIP No. 41043F208

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       December 13, 2010

ARES CORPORATE OPPORTUNITIES FUND, L.P.

By:	ACOF OPERATING MANAGER, L.P.,
Its Manager

	By:	/s/ Michael Weiner
Authorized Signatory

ACOF MANAGEMENT, L.P.

By:	ACOF OPERATING MANAGER, L.P.,
Its General Partner

	By:	/s/ Michael Weiner
Authorized Signatory

ACOF OPERATING MANAGER, L.P.

By:	/s/ Michael Weiner
Authorized Signatory

ARES MANAGEMENT LLC

By:	/s/ Michael Weiner
Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

By:	/s/ Michael Weiner
Authorized Signatory

CUSIP No. 41043F208

EXHIBIT INDEX

Exhibit 7            Underwriting Agreement, dated December 10, 2010, by and among the Issuer, ACOF and Barclays.